Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
December 16, 2015
PRICING SUPPLEMENT
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
ETF Underlying Supplement dated March 5, 2015)

HSBC USA Inc.

Contingent Income Barrier Notes
Linked to the S&P® Midcap 400 ETF Trust

▸ $2,000,000 Contingent Income Barrier Notes Linked to the S&P® Midcap 400 ETF Trust

▸ Quarterly contingent coupon payments at a rate of 1.3125% (equivalent to 5.25% per annum) payable if the closing price of the Reference Asset on the applicable coupon determination date is greater than or equal to 60% of the initial price

▸ Maturity of 6 years

▸ Full exposure to declines in the Reference Asset if the return is less than -40%

▸ If the return is less than -40%, you will receive shares of the Reference Asset; in that case, you will lose all or a portion of your principal amount

▸ Repayment of principal at maturity if the return of the Reference Asset is not below -40%

▸ All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Contingent Income Barrier Notes (each a "note" and collectively the "notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the notes. HSBC Securities (USA) Inc. will purchase the notes from us for distribution to other registered broker-dealers or will offer the notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this pricing supplement.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the notes on the Pricing Date is $928 per note, which is less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-5 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per note	$1,000	$20	$980
Total	$2,000,000	$40,000	$1,960,000

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% per $1,000 Principal Amount of Notes in connection with the distribution of the notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-15 of this pricing supplement.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆

HSBC USA Inc.
Contingent Income Barrier Notes
Linked to the S&P® Midcap 400 ETF Trust



This pricing supplement relates to a single offering of Contingent Income Barrier Notes. The notes will have the terms described in this pricing supplement and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo guaranteed interest payments, and all dividend payments, during the term of the notes and, if the Reference Return is less than -40%, lose up to 100% of your principal. In addition, the payment at maturity will not exceed the sum of the Principal Amount and the final coupon payment, if payable.**

This pricing supplement relates to an offering of notes linked to the performance of the S&P® Midcap 400 ETF Trust (the "Reference Asset"). The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per note
Reference Asset:	The S&P® Midcap 400 ETF Trust (Ticker: MDY)
Trade Date:	December 16, 2015
Pricing Date:	December 16, 2015
Original Issue Date:	December 21, 2015
Final Valuation Date:	December 16, 2021, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	December 21, 2021. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Contingent Coupon Rate:	1.3125% per quarter (5.25% per annum)
Contingent Coupon:	*If the Official Closing Price of the Reference Asset is greater than or equal to the Coupon Trigger on any Coupon Determination Date,* you will receive the Contingent Coupon of $13.125 per $1,000 in Principal Amount on the applicable Coupon Payment Date.
	If the Official Closing Price of the Reference Asset is less than the Coupon Trigger on any Coupon Determination Date, the Contingent Coupon applicable to such Coupon Determination Date will not be payable and we will not make any payment to you on the relevant Coupon Payment Date.
Coupon Trigger:	$154.41, which is 60% of the Initial Price.
Coupon Payment Dates:	The 21st calendar day of each March, June, September and December, starting on March 21, 2016 and ending on the Maturity Date. Coupon Payment Dates are subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Coupon Determination Dates:	The third business day before the applicable Coupon Payment Date. Coupon Determination Dates are subject to adjustment as described under "Additional Terms of the Notes— Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Physical Delivery Amount:	A number of shares of the Reference Asset calculated by dividing the Principal Amount by the Initial Price of the Reference Asset. Fractional share amounts will be paid in cash and determined by multiplying the number of fractional shares by the Final Price of the Reference Asset. The Physical Delivery Amount is subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement. We will have the option to pay to you the cash value of those shares if we are not reasonably able to deliver them to you.
Payment at Maturity:	On the Maturity Date, for each note, we will pay you the Final Settlement Value.
Final Settlement Value:	*If the Reference Return is greater than or equal to the Barrier Price,* you will receive $1,000 per $1,000 Principal Amount of notes (zero return).
	If the Reference Return less than the Barrier Price, you will receive the Physical Delivery Amount in shares of the Reference Asset.

Under these circumstances, you will lose 1% of the Principal Amount of your notes for each percentage point that the Reference Return declines beyond 0%. **If the Reference Return is less than the Barrier Price, you will lose a significant portion, and could lose all, of your investment.**

Reference Return: The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Barrier Price: -40%

Initial Price:

$257.35, which was the Official Closing Price of the Reference Asset on the Pricing Date.

Final Price: The Official Closing Price of the Reference Asset on the Final Valuation Date.

Official Closing Price: The closing price of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the price displayed on Bloomberg Professional[®] service page "MDY <EQUITY>," or on any successor page on the Bloomberg Professional[®] service or any successor service, as applicable (subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement).

Form of Notes: Book-Entry

Listing: The notes will not be listed on any U.S. securities exchange or quotation system.

CUSIP/ISIN: 40433UFC5 / US40433UFC53

Estimated Initial Value: The Estimated Initial Value of the notes is less than the price you pay to purchase the notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the notes in the secondary market, if any."

GENERAL

This pricing supplement relates to an offering of notes linked to the Reference Asset. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

PAYMENT AT MATURITY

On the Maturity Date, for each note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than or equal to the Barrier Price, you will receive $1,000 per $1,000 Principal Amount of notes (zero return).

If the Reference Return is less than the Barrier Price, you will receive the Physical Delivery Amount in shares of the Reference Asset.

Under these circumstances, you will lose 1% of the Principal Amount of your notes for each percentage point that the Reference Return declines beyond 0%. **You should be aware that if the Reference Return is less than the Barrier Price, you will lose some or all of your investment.**

Contingent Coupon

We will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Price of the Reference Asset on the applicable Coupon Determination Date is greater than or equal to the Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the notes, please see the section entitled "Recipients of Interest Payments" on page S-12 in the accompanying prospectus supplement. The Contingent Coupon Rate is 5.25% per annum (if payable, $13.125 per $1,000 of Principal Amount paid quarterly on the applicable Coupon Payment Date).

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

Reference Issuer

S&P$^®$ Midcap 400 ETF Trust is the reference issuer.

INVESTOR SUITABILITY

The notes may be suitable for you if:

▶ You seek a contingent quarterly Coupon, based on the performance of the Reference Asset, that will be equal to the Contingent Coupon Rate if the Official Closing Price of the Reference Asset is greater than or equal to the Coupon Trigger on the applicable Coupon Determination Date.

▶ You are willing to receive shares of the Reference Asset as payment on the nots if the Reference Return is less than the Barrier Price.

▶ You do not seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis if the Reference Return is less than -40%.

▶ You are willing to accept the risk and return profile of the notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo guaranteed interest payments on the notes, and dividends or other distributions paid to the holders of the Reference Asset or the stocks held by the Reference Asset.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the notes.

The notes may not be suitable for you if:

▶ You believe that the Official Closing Price of the Reference Asset will be less than -40% on most or all of the Coupon Determination Dates or that the Contingent Coupon will not provide you with your desired return.

▶ You are not willing to receive shares of the Reference Asset as payment on the notes if the Reference Return is less than the Barrier Price.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis if the Reference Return is less than -40%.

▶ You seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive guaranteed periodic interest payments on the notes, or the dividends or other distributions paid to the holders of the Reference Asset or the stocks held by the Reference Asset.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and on page S-1 of the accompanying ETF Underlying Supplement. Investing in the notes is not equivalent to investing directly in the Reference Asset or any of the stocks comprising the Underlying Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "— General Risks Related to Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the notes may result in a loss.

You will be fully exposed to the decline in the Final Price from the Initial Price if the Reference Return is beyond the Barrier Price of -40%. Accordingly, if the Reference Return is less than -40%, your Payment at Maturity will be worth significantly less than the Principal Amount of your notes. You may lose up to 100% of your investment at maturity if the Reference Return is negative and less than the Barrier Price.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the notes. If the Official Closing Price of the Reference Asset on a Coupon Determination Date is less than the Coupon Trigger, we will not pay you the Contingent Coupon applicable to such Coupon Determination Date. If the Official Closing Price of the Reference Asset is less than the Coupon Trigger on each of the Coupon Determination Dates, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your notes.

Your return on the notes is limited to the principal amount plus the Contingent Coupons, if any, regardless of any appreciation in the price of the Reference Asset.

For each $1,000 principal amount note, you will receive $1,000 at maturity plus the Contingent Coupon if the Final Price is greater than or equal to the Barrier Price (and Coupon Trigger), regardless of any appreciation in the value of the Reference Asset, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the notes.

The amount payable on the notes is not linked to the price of the Reference Asset at any time other than the Coupon Determination Dates and the Final Valuation Date.

The payments on the notes will be based on the Official Closing Price of the Reference Asset on the Coupon Determination Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Asset is greater than or equal to the Coupon Trigger during the term of the notes other than on a Coupon Determination Date but then decreases on a Coupon Determination Date to a price that is less than the Coupon Trigger, no Contingent Coupon will be payable on the applicable Coupon Payment Date. Further, Even if the price of the Reference Asset is greater than or equal to the Barrier Price during the term of the notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than the Barrier Price, the Payment at Maturity will be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the notes may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the Final Valuation Date.

The notes are subject to the credit risk of HSBC USA Inc.

The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

The performance and market value of the Reference Asset during periods of market volatility may not correlate with the performance of the Underlying Index as well as the net asset value per share of the Reference Asset.

During periods of market volatility, securities underlying the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from the net asset value per share of the Reference Asset. For all of the foregoing

reasons, the performance of the Reference Asset may not correlate with the performance of the Underlying Index as well as the net asset value per share of the Reference Asset, which could materially and adversely affect the value of the notes in the secondary market and/or reduce your payment at maturity.

Mid-capitalization risk.

The MDY tracks companies that may be considered mid-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the price of the MDY may be more volatile than an investment in stocks issued by larger companies. Stock prices of mid-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of mid-capitalization companies may be thinly traded, making it difficult for the MDY to track them. In addition, mid-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Mid-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

Changes that affect the Reference Asset will affect the market value of the notes and the amount you will receive at maturity.

The policies of the reference issuer of the Reference Asset concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference issuer takes account of certain changes affecting those constituents may affect the price of the Reference Asset. The policies of the reference issuer with respect to the calculation of the Reference Asset could also affect the price of the Reference Asset. The reference issuer may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the notes.

The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the notes.

The Estimated Initial Value of the notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the notes in the secondary market, if any.

The Estimated Initial Value of the notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We determined the value of the embedded derivatives in the notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

The price of your notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes and the costs associated with structuring and hedging our obligations under the notes. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

If we were to repurchase your notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 14 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such

discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the notes based on changes in market conditions and other factors that cannot be predicted.

If the Physical Delivery Amount is paid on the Notes, you will be subject to the price fluctuation of the Reference Asset after the Final Valuation Date.

If the Reference Return is less than the Barrier Price, we will deliver to you at maturity the Physical Delivery Amount in shares of the Reference Asset. The value of those shares may further decrease between the Final Valuation Date and the Maturity Date, and you will incur additional losses to the extent of such decrease. In addition, there is no assurance that an active trading market will continue for shares of the Reference Asset or that there will be liquidity in that trading market.

The notes lack liquidity.

The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in the notes, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price. We cannot predict the actual Final Price. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Price used in the table and examples below is not the actual Initial Price. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your notes. The payments on the notes may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC.

The following examples indicate how the Contingent Coupon and Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the notes. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Note" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount of notes to $1,000. The potential returns described here assume that your notes are held to maturity. You should consider carefully whether the notes are suitable to your investment goals. The following examples are based on the following terms:

- Principal Amount: $1,000

- Hypothetical Initial Price*: 1,000.00

- Hypothetical Physical Delivery Amount: 10 shares

- Barrier Price: -40%

- Contingent Coupon Rate*: 5.25% per annum (1.3125% for each quarter in which it is payable). If the Official Closing Price of the Reference Asset on *every* Coupon Determination Date is greater than or equal to the Coupon Trigger, the Contingent Coupon paid over the term of the notes would total $315 per $1,000 Principal Amount of notes.

*The actual Initial Price is set forth on page PS-3 of this pricing supplement.

Example 1: The price of the Reference Asset increases from the Initial Price of 1,000.00 to a Final Price of 1,100.00.

Number of Coupon Determination Dates on which the Official Closing Price of the Reference Asset was greater than the Coupon Trigger:	20
Reference Return:	10.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is greater than the Barrier Price, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of notes. When added to the Contingent Coupon payment of $13.125 received in respect of each of the prior Coupon Determination Dates on which the Official Closing Price of the Reference Asset was greater than or equal to the Coupon Trigger, we will have paid you a total of $1,262.50 per note for a 26.25% total return on the notes.

Example 2: The price of the Reference Asset decreases from the Initial Price of 1,000.00 to a Final Price of 900.00.

Number of Coupon Determination Dates on which the Official Closing Price of the Reference Asset was greater than the Coupon Trigger:	15
Reference Return:	-10.00%
Final Settlement Value:	**$1,000.00**

Although the Final Price is less than the Initial Price, because the Reference Return is greater than the Barrier Price, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of notes. When added to the Contingent Coupon payment of $13.125 received in respect of each of the prior Coupon Determination Dates on which the Official Closing Price of the Reference Asset was greater than or equal to the Coupon Trigger, we will have paid you a total of $1,196.875 per note for an 19.6875% total return on the notes.

Example 3: The price of the Reference Asset decreases from the Initial Price of 1,000.00 to a Final Price of 400.00.

Number of Coupon Determination Dates on which the Official Closing Price of the Reference Asset was greater than the Coupon Trigger:	10
Reference Return:	-60.00%
Final Settlement Value:	**$400.00**

Because the Reference Return is less than the Barrier Price of -40%, the Final Settlement Value would be the Physical Delivery Amount per $1,000 Principal Amount of notes, calculated as follows:

$$\$1,000/\$100 = 10 \text{ shares of the Reference Asset}$$

When added to the Contingent Coupon payment of $13.125 received in respect of each of the prior Coupon Determination Dates on which the Official Closing Price of the Reference Asset was greater than or equal to the Coupon Trigger, we will have paid you the equivalent of $400 per note, paid in shares of the Reference Asset, plus the Contingent Coupon Payments, for a total value of shares and coupon payments on the notes of $531.25, resulting in a loss on the notes of 46.875%.

Example 3 shows that you are fully exposed on a 1-to-1 basis to declines in the price of the Reference Asset if the Reference Return is beyond the Barrier Price of -40%. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

S&P® MIDCAP 400 ETF TRUST ("MDY")

General

We have derived all information relating to the S&P® Midcap 400 ETF Trust ("MDY"), including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of, and is subject to change by its sponsor, PDR Services, LLC ("PDR"). We have not independently verified the accuracy or completeness of the information derived from these public sources.

Information provided to or filed with the SEC by the MDY under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 936958 through the SEC's website at http://www.sec.gov. Additional information about PDR and the MDY may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR website at http://www.spdrs.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the SPDR website is not incorporated by reference in, and should not be considered a part of, this document.

The MDY seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P MidCap 400® Index (the "MID"). To maintain the correspondence between the composition and weightings of stocks held by the MDY and component stocks of the MID, the MDY adjusts its holdings from time to time to conform to periodic changes in the identity and/or relative weightings of the index securities.

The MDY utilizes a "passive" or "indexing" investment approach in attempting to track the performance of the MID. The MDY will invest in all of the securities which comprise the MID. As of December 9, 2015, the top 5 industry groups by market capitalization of the MID were: Financials, Information Technology, Industrials, Consumer Discretionary and Health Care.

Description of the S&P MidCap 400® Index

We have derived all information contained in this document regarding the MID, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC ("S&P"). Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. The MID is calculated, maintained and published by S&P. S&P has no obligation to continue to publish, and may discontinue publication of, the MID.

S&P Publishes the MID

The MID is comprised of 400 companies with mid-sized market capitalizations ranging from $1.4 billion to $5.9 billion and covers over 7% of the United States equities market. The calculation of the value of the MID (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 400 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 400 similar companies during the base period of June 28, 1991. Historically, the "Market Value" of any S&P component stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such S&P component stock. As discussed below, during March 2005, S&P began to use a new methodology to calculate the Market Value of the S&P component stocks and S&P completed its transition to the new calculation methodology during September 2005.

S&P chooses companies for inclusion in the MID with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the U.S. equities market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the MID to achieve these objectives.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

Computation of the MID

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock. In March 2004, S&P announced that it would transition the MID to float-adjusted market capitalization weights. The transition began in March 2005 and was completed in September 2005. S&P's criteria for selecting stock for the MID was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the MID (i.e., its Market Value). Currently, S&P calculates the MID based on the total float-adjusted market capitalization of each component stock, where each stock's weight in the MID is proportional to its float-adjusted Market Value.

Under the float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company's outstanding shares. The float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

All shareholdings representing more than 5% of a stock's outstanding shares, other than holdings by "block owners," are removed from the float for purposes of calculating the SPX. Generally, these "control holders" will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float. Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock,

convertible stock, and rights are not part of the float. Shares of a U.S. company traded in Canada as "exchangeable shares" are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block. For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 5% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by an index divisor (the "Divisor"). For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The MID is also calculated using a base-weighted aggregate methodology: the level of the MID reflects the total Market Value of all the component stocks relative to the MID base date of June 28, 1991. The daily calculation of the MID is computed by dividing the Market Value of the MID component stocks by the Divisor, which is adjusted from time to time as discussed below.

Ongoing maintenance of the MID includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Continuity in the level of the MID is maintained by adjusting the Divisor for all changes in the MID constituents' share capital after the base date of June 28, 1991 with the index value as of the base date set at 100. Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the component stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of the MID from changing due to corporate actions, all corporate actions which affect the total Market Value of the MID also require a Divisor adjustment. By adjusting the Divisor for the change in total Market Value, the level of the MID remains constant. This helps maintain the level of the MID as an accurate barometer of stock market performance and ensures that the movement of the MID does not reflect the corporate actions of individual companies in the MID. All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the MID. As noted in the preceding paragraph, some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the MID and do not require Divisor adjustments.

The table below summarizes the types of MID maintenance adjustments and indicates whether or not a Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines Divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back — share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in Index Market Value (*i.e.*, the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the index, no company removed from the index.	No
Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The Divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in Index Market Value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the MID component stocks (the "Post-Event Aggregate Market Value"). In order that the level of the MID (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the MID maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose stocks are included in the MID. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the MID are updated as required by any changes in the number of shares outstanding and then the Divisor is adjusted accordingly. In addition, changes in a company's shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company's stock repurchases, redemptions, exercise of options, warrants, conversion of

preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Fridays for implementation after the close of trading on the following Friday (one week later). If a 5% or more change causes a company's IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

Historical Performance of the MDY

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing prices from January 1, 2008 to December 16, 2015, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical prices of the Reference Asset should not be taken as an indication of future performance.



Quarter Begin	Quarter End	(Intraday) Quarterly High	(Intraday) Quarterly Low	Quarterly Close
1/2/2008	3/31/2008	$156.07	$131.35	$141.27
4/1/2008	6/30/2008	$163.31	$142.73	$148.76
7/1/2008	9/30/2008	$151.09	$125.79	$131.83
10/1/2008	12/31/2008	$131.22	$74.07	$97.18
1/2/2009	3/31/2009	$102.46	$72.55	$88.65
4/1/2009	6/30/2009	$110.17	$86.52	$105.31
7/1/2009	9/30/2009	$130.73	$97.92	$125.28
10/1/2009	12/31/2009	$134.83	$118.38	$131.76
1/4/2010	3/31/2010	$145.35	$123.76	$143.16
4/1/2010	6/30/2010	$154.78	$125.00	$129.16
7/1/2010	9/30/2010	$147.49	$125.60	$145.59
10/1/2010	12/31/2010	$166.35	$143.58	$164.68
1/3/2011	3/31/2011	$179.66	$163.43	$179.55
4/1/2011	6/30/2011	$184.97	$167.77	$177.40
7/1/2011	9/30/2011	$183.97	$139.82	$142.13
10/3/2011	12/30/2011	$167.38	$133.00	$159.54
1/3/2012	3/30/2012	$183.33	$158.46	$180.67
4/2/2012	6/29/2012	$183.16	$160.75	$171.30
7/2/2012	9/28/2012	$187.88	$165.43	$179.92
10/1/2012	12/31/2012	$188.23	$171.56	$185.71
1/2/2013	3/28/2013	$210.08	$188.62	$209.72
4/1/2013	6/28/2013	$222.94	$200.30	$210.38
7/1/2013	9/30/2013	$229.87	$211.75	$226.33
10/1/2013	12/31/2013	$244.46	$221.28	$244.20
1/1/2014	3/31/2014	$254.11	$229.87	$250.57
4/1/2014	6/30/2014	$260.62	$238.41	$260.56
7/1/2014	9/30/2014	$263.99	$246.60	$249.32
10/1/2014	12/31/2014	$268.62	$230.89	$263.97
1/1/2015	3/31/2015	$280.36	$255.32	$277.24
4/1/2015	6/30/2015	$282.39	$271.48	$273.20
7/1/2015	9/30/2015	$277.37	$216.91	$248.89
10/1/2015	12/16/2015*	$268.71	$244.88	$257.35

* This pricing supplement includes, for the fourth calendar quarter of 2015, data for the period from October 1, 2015 through December 16, 2015. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2015.

EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return and whether the final coupon payment is payable, and the accelerated maturity date will be five business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the notes directly to investors. HSBC Securities (USA) Inc. will offer the notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% per $1,000 Principal Amount of notes in connection with the distribution of the notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the notes, but is under no obligation to make a market in the notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a note as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described herein. For example, the notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss on the receipt of cash upon maturity or an earlier sale or exchange as capital gain or loss in an amount equal to the difference between the

amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the note. Any such gain or loss will be long-term capital gain or loss if you have held the note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a note generally will equal your cost of the note. If upon maturity of the notes, you receive shares of the Reference Asset (the "Underlying Shares") and cash in lieu of any fractional Underlying Share, you should generally recognize capital gain or loss equal to the difference between the amount of cash received in lieu of any fractional Underlying Share and the pro rata portion of your tax basis in the notes that is allocable to such fractional Underlying Share, based on the amount of cash received and the fair market value of the Underlying Shares received. Although no assurances can be provided in this regard, you may generally expect not to recognize any gain or loss with respect to any Underlying Shares received. You should generally have a basis in the Underlying Shares equal to your tax basis in the notes, other than any amount allocated to a fractional Underlying Share. The holding period for such Underlying Shares should start on the day after receipt. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding. Additionally, recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Notes issued before January 1, 2017.

Foreign Account Tax Compliance Act. The Internal Revenue Service has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale or redemption of the notes will only apply to payments made after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

TABLE OF CONTENTS

HSBC USA Inc.

$2,000,000 Contingent Income Barrier Notes Linked to the S&P® Midcap 400 ETF Trust

December 16, 2015

PRICING SUPPLEMENT